Exhibit 99.1

Yiren Digital Reports First Half 2022 Financial Results

BEIJING – November 3, 2022 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Operational Highlights

Holistic Wealth Business

●	Cumulative number of clients served reached 2,970,548 as of June 30, 2022, representing an increase of 17.0% from 2,538,656 as of June 30, 2021.

●	Number of active clients[1] was 578,562 as of June 30, 2022, representing an increase of 50.1% from 385,536 as of June 30, 2021. The increase was driven by our expanding insurance brokerage business and Yiren Select initiatives.

●	Total client assets[2] reached RMB23,379.7 million (US$3,490.5 million) as of June 30, 2022, representing an increase of 59.5% from RMB14,660.4 million as of June 30, 2021.

●	Sales volume of investment products amounted to RMB10,918.6 million (US$1,630.1 million) in the first half of 2022, which remained stable compared to RMB11,166.7 million in the first half of 2021.

Credit-tech Business

●	Total loans facilitated in the first half of 2022 reached RMB9.5 billion (US$1.4 billion), representing a decrease of 6.3% from RMB10.2 billion in the first half of 2021. The decrease was mainly due to the strategic optimization of our product structure and the pandemic resurgence in the first half of 2022.

●	Cumulative number of borrowers served reached 6,514,111 as of June 30, 2022, representing an increase of 17.2% compared to 5,558,085 as of June 30, 2021.

●	Number of borrowers served in the first half of 2022 was 827,767 representing an increase of 28.0% from 646,486 in the first half of 2021. The increase was due to our improved services, enriched membership benefits as well as enhanced customer engagement.

1 Active clients refer to those who have made at least one investment through our holistic wealth ecosystem or have client assets with us above zero in the past twelve months.

2 Client assets refer to the outstanding balance of client asset generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the clients who acquired it through our platform.

●	Outstanding balance of performing loans facilitated reached RMB10,613.1 million (US$1,584.5 million) as of June 30, 2022, representing a decrease of 15.4% from RMB12,543.7 million as of June 30, 2021. The decrease was due to the scale back of our offline business as part of our business optimization process coupled with impacts from the pandemic resurgence.

Consumption-Driven Services

●	Total gross merchandise volume generated through our e-commerce platform and ‘Yiren Select’ channel reached RMB146.1 million (US$21.8 million) in the first half of 2022.

“We are pleased to deliver a resilient half-year result with continued improvement in profitability amid the pandemic resurgence and lockdowns. As the industry continues to evolve, we are in full-swing to optimize our product and revenue structure while improving bottom-line margins, reinforcing our positioning as a comprehensive personal financial management platform.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

“On our wealth business, Hexiang Insurance is growing into an essential revenue contributor with its revenue reaching RMB344 million in the first half of 2022, accounting for 23% of total revenue, compared to only 14% in the same period last year. In the first half of this year, Hexiang achieved total premiums of RMB1.6 billion, representing a 96% increase year-on-year, marking a sharp contrast to the industry’s single digit growth rate. We delivered these results by focusing on efforts to increase agent productivity as well as by leveraging our advantages in product exclusiveness and customization. A key focus for Hexiang this year has been on building an elite agent team, which consists of senior professionals from different sectors, including former lawyers, IT engineers and college lecturers. These agents bring with them powerful networks of high-net-worth individuals of whom they can tap into and up-sell and cross-sell different insurance products based on each individual’s comprehensive asset-allocation needs.”

“On our credit-tech business, we have restructured our loan portfolio over the past few quarters, with small revolving and SME loans accounting for 100% of total loans originated in the first half of 2022, compared to 55% in the same period last year. Moreover, for our offline secured loan business that bore higher operating cost and was more vulnerable during the pandemic, we strategically scaled back our offline secured loans starting back in the third quarter last year and have officially terminated this product as of February this year. Given that our new product structure is more operationally efficient and better aligns with regulatory direction on lowering borrowing costs, we are confident that it will allow us to better scale and sustain under an evolving environment. Meanwhile, we tightened risk policies amid a challenging macro backdrop. For example, for our SME loans business, we proactively decreased approval rates through raising application requirements for business owners, such as increasing the minimum threshold for revenue levels as well as requiring our channel partners to do initial screening and filtering of potential borrowers. Specifically, in the second quarter of 2022, our overall FPD30+ rate was 0.46%, representing a historical low and compared to 0.66% from last quarter, reflecting the improved asset quality of our new loans.”

“We delivered a strong profit of RMB439 million in the first half of this year, representing a 15% increase year over year despite the temporary impacts on business scale from our product restructuring and pandemic resurgence. This reflects a net income margin of 29.2% for the first half of 2022, up 12.0 percentage points from the same period last year as we continue to enhance our cost efficiencies.” said Ms. Na Mei, Chief Financial Officer of Yiren Digital. “Turning to our balance sheet, we maintained a substantial balance sheet with RMB5.3 billion in total shareholders' equity as of June 30, 2022. Earlier this year, our board approved a US$20 million share repurchase program, demonstrating our strong commitment to providing greater support for our shareholders as well as our unwavering confidence in the company’s long-term potential.”

First Half 2022 Financial Results

Total net revenue in the first half of 2022 was RMB1,505.9 million (US$224.8 million), representing a decrease of 32.3% from RMB2,225.0 million in the first half of 2021. Particularly, in the first half of 2022, revenue from credit-tech business was RMB827.2 million (US$123.5 million), representing a decrease of 50.6% from RMB1,674.4 million in the same period of 2021. The decrease was due to the strategic shift of our product structure and pricing as well as the impact of the pandemic resurgence in the first half of 2022.

Revenue from holistic wealth business was RMB557.9 million ($83.3 million), presenting an increase of 1.3% from RMB550.6 million in the first half of 2021.

Sales and marketing expenses in the first half of 2022 were RMB334.1 million (US$49.9 million), compared to RMB842.1 million in the same period of 2021. The decrease was primarily due to the optimization of cost structure for our offline business.

Origination, servicing and other operating costs in the first half of 2022 were RMB341.6 million (US$51.0 million), which remained stable compared to RMB357.2 million in the same period of 2021.

General and administrative expenses in the first half of 2022 were RMB228.5 million (US$34.1 million), compared to RMB247.6 million in the same period of 2021. The decrease was mainly due to the optimization of the company’s offline business.

Allowance for contract assets, receivables and others in the first half of 2022 was RMB97.4 million (US$14.5 million), compared to RMB234.7 million in the same period of 2021. The decrease was primarily due to the impact of the optimization of product mix.

Income tax expense in the first half of 2022 was RMB71.2 million (US$10.6 million).

Net income in the first half of 2022 was RMB439.3 million (US$65.6 million), as compared to RMB381.3 million in the same period in 2021. The increase was primarily due to the improvement of cost efficiency.

Adjusted EBITDA3 (non-GAAP) in the first half of 2022 was RMB560.1 million (US$83.6 million), compared to RMB546.9 million in the same period of 2021.

Basic and diluted income per ADS in the first half of 2022 was RMB5.2 (US$0.8) and RMB5.1 (US$0.8), compared to a basic per ADS of RMB4.5 and a diluted per ADS of RMB4.5 in the same period of 2021.

Net cash generated from operating activities in the first half of 2022 was RMB1,034.7 million (US$154.5 million), compared to net cash used in operating activities of RMB355.0 million in the same period of 2021.

Net cash provided by investing activities in the first half of 2022 was RMB604.5 million (US$90.2 million), compared to net cash used in investing activities of RMB494.6 million in the same period of 2021.

As of June 30, 2022, cash and cash equivalents were RMB4,354.5 million (US$650.1 million), compared to RMB2,864.5 million as of December 31,2021. As of June 30, 2022, the balance of held-to-maturity investments was RMB102.2 million (US$15.3 million), compared to RMB2.2 million as of December 31,2021. As of June 30, 2022, the balance of available-for-sale investments was RMB136.4 million (US$20.4 million), compared to RMB177.4 million as of December 31,2021.

Delinquency rates. As of June 30, 2022, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.6%, 1.4% and 1.5% respectively, compared to 0.9%, 1.5% and 1.2% respectively as of December 31,2021.

Cumulative M3+ net charge-off rates. As June 30, 2022, the cumulative M3+ net charge-off rate for loans originated in 2019, 2020 and 2021 was 11.7%, 7.8% and 5.3% respectively, as compared to 11.4%, 5.8% and 2.2% respectively as of December 31,2021.

3 "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate on June 30, 2022, as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China’s mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,093,505	503,386	75,154
Post-origination services	85,370	92,287	13,778
Insurance brokerage services	311,505	343,751	51,321
Financing services	240,199	188,141	28,089
Electronic commerce services	-	120,788	18,033
Others	494,419	257,536	38,448
Total net revenue	2,224,998	1,505,889	224,823
Operating costs and expenses:
Sales and marketing	842,058	334,141	49,886
Origination, servicing and other operating costs	357,192	341,628	51,004
General and administrative	247,555	228,512	34,116
Allowance for contract assets, receivables and others	234,665	97,402	14,541
Total operating costs and expenses	1,681,470	1,001,683	149,547
Other (expenses)/income:
Interest expense, net	(33,762)	(29,363)	(4,384)
Fair value adjustments related to Consolidated ABFE	(48,636)	19,785	2,954
Others, net	19,796	15,895	2,373
Total other expenses	(62,602)	6,317	943

Income before provision for income taxes	480,926	510,523	76,219
Income tax expense	99,632	71,207	10,631
Net income	381,294	439,316	65,588

Weighted average number of ordinary shares outstanding, basic	167,970,515	170,005,103	170,005,103
Basic income per share	2.2700	2.5841	0.3858
Basic income per ADS	4.5400	5.1682	0.7716

Weighted average number of ordinary shares outstanding, diluted	169,160,565	170,932,908	170,932,908
Diluted income per share	2.2540	2.5701	0.3837
Diluted income per ADS	4.5080	5.1402	0.7674

Unaudited Condensed Consolidated Cash Flow Data
Net cash (used in)/generated from operating activities	(355,004)	1,034,652	154,471
Net cash (used in)/provided by investing activities	(494,595)	604,478	90,246
Net cash provided by/(used in) financing activities	423,507	(158,374)	(23,645)
Effect of foreign exchange rate changes	(396)	1,308	195
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,488)	1,482,064	221,267
Cash, cash equivalents and restricted cash, beginning of period	2,707,148	2,945,344	439,728
Cash, cash equivalents and restricted cash, end of period	2,280,660	4,427,408	660,995

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
Cash and cash equivalents	2,864,543	4,354,487	650,108
Restricted cash	80,800	72,921	10,887
Accounts receivable	305,018	297,939	44,481
Contract assets, net	1,105,905	634,079	94,665
Contract cost	9,959	2,545	380
Prepaid expenses and other assets	352,015	266,636	39,808
Loans at fair value	73,734	19,812	2,958
Financing receivables	1,697,962	960,238	143,360
Amounts due from related parties	879,256	935,714	139,698
Held-to-maturity investments	2,200	102,200	15,258
Available-for-sale investments	177,360	136,362	20,358
Property, equipment and software, net	102,548	92,714	13,842
Deferred tax assets	7,388	75,555	11,280
Right-of-use assets	80,752	48,151	7,189
Total assets	7,739,440	7,999,353	1,194,272
Accounts payable	19,065	30,903	4,613
Amounts due to related parties	434,127	411,530	61,440
Deferred revenue	12,379	1,713	256
Payable to investors at fair value	50,686	49,605	7,406
Accrued expenses and other liabilities	1,182,783	1,242,139	185,446
Secured borrowings	1,028,600	869,300	129,783
Refund liability	5,732	5,390	805
Deferred tax liabilities	112,535	80,200	11,974
Lease liabilities	72,101	49,724	7,424
Total liabilities	2,918,008	2,740,504	409,147
Ordinary shares	123	123	18
Additional paid-in capital	5,100,486	5,107,095	762,469
Treasury stock	(42,897)	(42,897)	(6,404)
Accumulated other comprehensive income	11,553	4,772	712
Accumulated deficit	(247,833)	189,756	28,330
Total equity	4,821,432	5,258,849	785,125
Total liabilities and equity	7,739,440	7,999,353	1,194,272

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	11,166,657	10,918,580	1,630,101
Number of investors in current investment products	203,472	305,975	305,975
Amount of loans facilitated under loan facilitation model	10,183,146	9,541,056	1,424,442
Number of borrowers	646,486	827,767	827,767
Remaining principal of performing loans facilitated under loan facilitation model	12,543,745	10,613,125	1,584,498
Gross merchandise volume	-	146,138	21,818

Segment Information
Holistic Wealth:
Revenue	550,582	557,905	83,293
Sales and marketing expenses	68,031	95,782	14,300
Origination, servicing and other operating costs	283,015	238,133	35,552

Consumer credit:
Revenue	1,674,416	827,196	123,497
Sales and marketing expenses	774,027	237,220	35,416
Origination, servicing and other operating costs	74,177	73,503	10,974

Others:
Revenue	-	120,788	18,033
Sales and marketing expenses	-	1,139	170
Origination, servicing and other operating costs	-	29,992	4,478

Reconciliation of Adjusted EBITDA
Net income	381,294	439,316	65,588
Interest expense, net	33,762	29,363	4,384
Income tax expense	99,632	71,207	10,631
Depreciation and amortization	27,321	15,379	2,296
Share-based compensation	4,850	4,882	729
Adjusted EBITDA	546,859	560,147	83,628
Adjusted EBITDA margin	24.6%	37.2%	37.2%

Delinquency Rates (Loan Facilitation Model)
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
March 31, 2022	0.9%	2.0%	1.9%
June 30, 2022	0.6%	1.4%	1.5%

Online Channels
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%
March 31, 2022	0.7%	1.5%	1.3%
June 30, 2022	0.6%	1.1%	1.2%

Offline Channels
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%
March 31, 2022	1.1%	2.7%	2.9%
June 30, 2022	0.8%	2.0%	2.3%

Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of June 30, 2022	Total Net Charge-Off Rate as of June 30, 2022
2019	3,431,443	402,684	11.7%
2020	9,614,819	746,922	7.8%
2021	23,195,224	1,222,254	5.3%
2022 Q1	4,606,889	30,001	0.7%

M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019 Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019 Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019 Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%
2019 Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%
2020 Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.2%
2020 Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.5%
2020 Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%
2020 Q4	0.3%	1.8%	3.2%	4.6%	6.0%
2021 Q1	0.4%	2.3%	3.9%	5.5%
2021 Q2	0.4%	2.4%	4.5%
2021 Q3	0.5%	3.1%
2021 Q4	0.6%